                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                ________________

                                  SCHEDULE 13D
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
             RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                   Under the Securities Exchange Act of 1934
                             (Amendment No.   4  )*
                                            -----


                              ARAMARK CORPORATION
                              -------------------
                                (Name of Issuer)


                Common Stock, Class B, $.01 Par Value Per Share
                -----------------------------------------------
                         (Title of Class of Securities)

                                     None
                                 --------------
                                 (CUSIP Number)

                         Bart J. Colli, General Counsel
        ARAMARK Corporation, 1101 Market Street, Philadelphia, PA 19107
                                (215) 238-6846
        ---------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)


                                 July 17, 2001
                  -------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)

                               Page 1 of 7 Pages
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                                  SCHEDULE 13D



CUSIP No. None                                       Page 2 of 7 Pages

1.   NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (Entities Only)

     Joseph Neubauer
__________________________________________________________________________
2.   CHECK THE APPROPRIATE BOX IF A MEMBER
     OF A GROUP (See Instructions)                               (a) [ ]
                                                                 (b) [x]
__________________________________________________________________________
3.   SEC USE ONLY

__________________________________________________________________________
4.   SOURCE OF FUNDS*

__________________________________________________________________________
5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO
     ITEMS
     2 (d) or 2 (e)  [ ]
--------------------------------------------------------------------------
6.   CITIZENSHIP OR PLACE OF ORGANIZATION
     U. S. A.
--------------------------------------------------------------------------
                         7.  SOLE VOTING POWER
NUMBER OF SHARES             14,367,696
BENEFICIALLY             -------------------------------------------------
OWNED BY                 8.  SHARED VOTING POWER
EACH                         None
REPORTING                -------------------------------------------------
PERSON                   9.  SOLE DISPOSITIVE POWER
WITH                         14,367,696
                         -------------------------------------------------
                         10. SHARED DISPOSITIVE POWER
                             None
__________________________________________________________________________
11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     14,367,696
__________________________________________________________________________
12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES (See Instructions)  [ ]
__________________________________________________________________________
13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     23.9%
___________________________________________________________________________
14.  TYPE OF REPORTING PERSON (See Instructions)
     IN
___________________________________________________________________________
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                                  SCHEDULE 13D

This Amendment No. 4 amends the Schedule 13D, as amended and supplemented by Amendment No. 1 to Schedule 13D, Amendment No. 2 to Schedule 13D and Amendment No. 3 to Schedule 13D ("Amendment No. 3"), each previously filed by Joseph Neubauer (the "Reporting Person") with the Securities and Exchange Commission (the "Commission").

Item 1. Security and Issuer.

This Amendment No. 4 relates to (a) the Class B common stock, par value $0.01 per share ("Old Class B Common Stock"), of ARAMARK Corporation (the "Issuer") and (b) the Class A common stock, par value $0.01 per share ("New Class A Common Stock"), expected to be issued by ARAMARK Worldwide Corporation, a newly formed wholly-owned subsidiary of the Issuer (the "Successor"), as described below.
The principal executive offices of the Issuer and the Successor are located at ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

On July 17, 2001, the Successor filed with the Commission two registration statements as follows: (i) one on Form S-4 relating to a proposed merger (the "Merger") of the Issuer into the Successor, pursuant to which the Successor will issue shares of its New Class A Common Stock in exchange for all outstanding shares of the Issuer's Old Class B Common Stock and Class A common stock, par value $0.01 per share, and (ii) one on Form S-1 relating to a proposed public offering (the "IPO") by the Successor of shares of its Class B common stock, par value $0.01 share ("New Class B Common Stock"), which offering is expected to close immediately following the Merger. As described in the registration statements, following the closing of the IPO, the Successor intends to initiate a tender offer to purchase a percentage of its then outstanding shares of New Class A Common Stock (the "Tender Offer").

Item 2. Identity and Background.

(a)  The name of the person filing this Amendment No. 4 is Joseph Neubauer.

(b) The Reporting Person's business address is c/o ARAMARK Corporation, ARAMARK Tower, 1101 Market Street, Philadelphia, Pennsylvania 19107.

                               Page 3 of 7 Pages
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(c)  The Reporting Person is Chairman and Chief Executive Officer and a Director
     of the Issuer, ARAMARK Tower, 1101 Market Street, Philadelphia,
     Pennsylvania 19107.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in the Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)  The Reporting person is a citizen of the United States of America.

Item 3. Source and Amount of Funds or Other Consideration.

Not applicable.

Item 4. Purpose of Transaction.

The Reporting Person has no current plans or proposals which relate to or would result in any of the matters described in paragraphs (a) through (j) of Item 4 of Schedule 13D except as follows:

The Reporting Person and The Neubauer Family Foundation (the "Foundation"), of which the Reporting Person is the sole trustee, each intend to vote their shares of Old Class B Common Stock for the Merger.

After the closing of the IPO and before the closing of the Tender Offer, the Reporting Person intends to seek approval from the board of directors of the Issuer to convert approximately 1,500,000 shares of New Class A Common Stock into an equal number of shares of New Class B Common Stock which he intends to gift to certain charities, including the Foundation. The Foundation does not presently intend to dispose of the gifted shares during the 180 days following the closing of the IPO.

The Reporting Person and the Foundation each intend to sell in

                               Page 4 of 7 Pages
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the Tender Offer the percentage of their respective shares of New Class A Common
Stock that would be permitted by the Tender Offer.

Item 5.  Interest in Securities of the Issuer.

(a) The aggregate number of shares of Old Class B Common Stock beneficially owned by the Reporting Person as of the date hereof is 14,367,696. The percentage of Old Class B Common Stock beneficially owned by the Reporting Person is approximately 23.9%.

(b) The Reporting Person has sole power to vote and sole power to dispose or direct the disposition of 14,367,696 shares of Old Class B Common Stock.
     Of these shares (a) 13,180,980 shares are held by the Reporting Person in his individual capacity and (b) 1,186,716 shares are held by the Foundation of which the Reporting Person is the sole trustee.

(c) In January 2001, the Reporting Person transferred an aggregate 21,388 shares of Old Class B Common Stock by gift to certain charities and to a trust for the benefit of family members. The Reporting Person does not have sole or shared voting or dispositive power with respect to the shares held by this trust.

     In March 2001, the Reporting Person received 218,314 shares of Old Class B Common Stock by distribution from certain grantor retained annuity trusts previously established by the Reporting Person for the benefit of certain family members.

     In May 2001, the Reporting Person transferred 750,000 shares of Old Class B Common Stock to each of two grantor retained annuity trusts established for the benefit of certain family members. The Reporting Person does not have sole or shared voting or dispositive power with respect to the shares held by these trusts.

(d) The Issuer or its assigns has and the Banks referred to in Item 6 below have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of their respective Pledged Shares referred to in Item 6 below. In each case, such Pledged Shares represent less than 5% of the Old Class B Common Stock. The Foundation, of which the Reporting Person is the sole trustee, has the right to receive or the power to direct the receipt of

                               Page 5 of 7 Pages
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     dividends from, or the proceeds from the sale of the 1,186,716 shares of
     Old Class B Common Stock owned by the Foundation.

(e)  Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The Reporting Person has pledged shares of his Old Class B Common Stock (the "Pledged Shares") as follows: (i) 1,592,052 shares to the Issuer or its assigns to secure deferred payment obligations of the Reporting Person under the ARAMARK Deferred Payment Program and (ii) 902,988 shares, 1,032,900 shares and 1,049,340 shares, respectively, to three banks (the "Banks") to secure borrowings by the Reporting Person. For information regarding the Reporting Person's rights to acquire common stock of the Issuer and the Successor pursuant to the Issuer's and the Successor's equity plans, see the registration statements described in
Item 7.

Item 7.  Material to be Filed as Exhibits.

The Merger and the IPO are described in Registration Statements on Form S-4 and S-1, respectively, each filed with the Commission on July 17, 2001 (File Nos. 333-65228 and 333-65226, respectively). The ARAMARK Deferred Payment Program is described in the ARAMARK Ownership Program Prospectuses all dated December 1, 1999, which have been previously filed with the Commission (File Nos. 33-11818, 33-30879, 33-33329, 33-44002, 33-57825, 333-53163). The documents relating to the borrowings from the Banks have been previously filed with the Commission as exhibits to Amendment No. 3.

                               Page 6 of 7 Pages
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                                   SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information in this statement is true, complete and correct.

Date: August 6, 2001


                                      /s/ Joseph Neubauer
                                      -------------------
                                          Joseph Neubauer




                               Page 7 of 7 Pages